UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 000-50129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON HIGHLAND GROUP, INC. 401(k)

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON HIGHLAND GROUP, INC.

560 Lexington Avenue, New York, New York 10022

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Administrator of the

Hudson Highland Group, Inc. 401(k) Savings Plan

New York, New York

We have audited the accompanying statement of net assets available for benefits of the Hudson Highland Group, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Administrator of the

Hudson Highland Group, Inc. 401(k) Savings Plan

New York, New York

We have audited the accompanying statement of net assets available for benefits of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP
New York, New York
June 16, 2008

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Assets:
Investments:
Mutual funds	$24,724,600	$49,212,389
Common/collective trusts	9,778,068	12,987,727
Common stocks	589,928	1,261,576
Hudson Highland Group stock fund	1,194,123	2,473,407
Certificates of deposit	—	444,351
U.S. Government Securities	189,997	—

Investments, at fair value	36,476,716	66,379,450

Member loans	525,619	666,642

Receivables:
Employer match receivable	1,275,890	1,447,915
Members’ contributions receivable	76,135	224,772
Dividends receivable	13,041	11,902

Total receivables	1,365,066	1,684,589

Total assets	38,367,401	68,730,681

Liabilities:
Accrued expenses	52,531	65,847

Total liabilities	52,531	65,847

Net assets available for benefits, before adjustment	38,314,870	68,664,834
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	392,185	—

Net assets available for benefits	$38,707,055	$68,664,834

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

Additions to (reductions from) net assets attributable to:
Investment income (loss):
Interest and dividend income	$818,398
Net depreciation in fair value of investments	(17,565,952)

Total investment loss	(16,747,554)
Contributions:
Members	4,933,514
Employer	808,998
Rollovers	360,416

Total contributions	6,102,928

Total reductions	(10,644,626)

Deductions from net assets attributable to:
Benefits paid to members	9,711,490
Administrative expenses and other deductions	126,492

Total deductions	9,837,982

Net decrease in net assets before transfers	(20,482,608)
Transfer out of members’ balances (Note 1)	(9,475,171)

Net decrease in net assets available for benefits	(29,957,779)
Net assets available for benefits, beginning of year	68,664,834

Net assets available for benefits, end of year	$38,707,055

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participating members (“members”) should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was adopted as of April 1, 2003 (the “Effective Date”) by the Board of Directors of Hudson Highland Group, Inc. (the “Company”) for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan is a defined contribution plan available to U.S. employees of the Company and certain of its participating subsidiaries. All regular full-time and part-time employees, other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, or (3) any “leased employee” as defined in Section 414(n) of the Internal Revenue Code (the “Code”), are eligible to participate in the Plan commencing on the first day of the month following three months of service. Temporary employees, who work at least 1,000 hours in their first year of employment or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company is the Plan Administrator of the Plan. The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the “Committee”).

Transfers of Plan Assets

On February 4, 2008, the Company completed the sale of substantially all of the assets of its Hudson Americas’ energy, engineering and technical staffing division (“ETS”). This transaction resulted in the termination of employment of certain ETS members of the Plan. For the year ended December 31, 2008, the transfer of net assets of the terminated employees was included in the caption “Transfer out of members’ balances” in the Statement of Changes in Net Assets Available for Benefits. The total net assets transferred were $9,475,171 and the transaction was completed on April 1, 2008.

Contributions

A member may elect to contribute to the Plan in amounts equal to a whole percentage of eligible compensation, subject to the following limitations. If the member is not a part of the highly compensated group, the member may contribute up to 50% of eligible compensation. If the member is a part of the highly compensated group, contributions may not exceed a percentage of eligible compensation that is determined by the Company and communicated to members from time to time. It is expected that this limit will range from 6% to 15% of eligible compensation.

The Company, in its sole discretion, may make matching contributions at the end of each plan year to each member’s account in an amount equal to 50% of a member’s qualified contributions for the plan year, which is between 1% and 6% of a member’s eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. Employer matching contributions may be redirected immediately after they are allocated to the members’ accounts. During March 2009, the Company issued 1,318,161 shares of its common stock from treasury as its matching contribution. Additionally, $50,000 was utilized from the Plan’s forfeitures account to purchase units in the Hudson Highland Group stock fund for the employer’s match.

The Company may make profit sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes. There were no profit sharing contributions in 2008.

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until completion of the fifth year of service when they are 100% vested in the Company’s matching and profit-sharing contributions. A member becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Members’ Accounts

Each member’s account is credited with the elective contributions made by the member and the employer matching and profit-sharing contributions for which that member is eligible. Members direct the investment of the contributions credited to their account into one or more of the investment funds which have been made available to them. For those members who do not make investment elections, future contributions will default to the appropriate Schwab Managed Retirement Trust Fund based on expected retirement date. The employer matching contributions are initially invested in shares of Company stock; however, members may immediately redirect these contributions once allocated. Each member’s account will be credited with its share of net investment earnings of the funds in which that account is invested. The member individually manages the self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding twelve months. A member is limited to no more than two loans at a time. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than five years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member’s accounts, (d) be repaid in level installments by payroll withholding, and (e) be subject to charges as imposed by the Committee. In the event a loan is not repaid, the Committee will cause the Charles Schwab Trust Company (the “Trustee”) to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be prepaid in full at any time. Partial prepayments are not permitted under the Plan. The Plan values member loans receivable at cost plus accrued interest.

As of December 31, 2008, the carrying value of the member loans was $525,619. The interest rates of the member loans range from 4.00% to 9.00% and the maturity dates of such loans range from February 16, 2009 to December 16, 2013.

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member’s beneficiary may elect to receive (1) a lump sum amount equal to the value of the member’s vested account balance, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member’s life expectancy or the joint life expectancies of the member and the member’s beneficiary, or (3) a combination of (1) and (2). The Plan automatically rolls over terminated member vested account balances between $1,000 and $5,000 to a Schwab Individual Retirement Account if the member does not elect another form of distribution. Members may also elect to defer distributions subject to certain conditions. Eligible members can receive in-service distributions only from their salary reduction contribution accounts and employee rollover account on or after attaining age 59 1/2.

Forfeitures

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than death or disability shall forfeit his or her non-vested Company contributions. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $231,296 and $662,761, respectively. Forfeited funds are principally maintained in the Schwab Stable Value Fund until they are utilized. Forfeited amounts may be applied against reasonable Plan expenses and any remaining balances may be used to reduce subsequent Company contributions. In the event the member is subsequently re-employed by the Company such forfeited amount of the member’s Company contributions shall be restored to the member’s account, as defined in the Plan. During the year ended December 31, 2008, forfeitures of $115,450 were used to pay for Plan expenses.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all members of the Plan would become fully vested in the amounts in their accounts.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Administrative Expenses and Other Deductions

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. Other expenses of administering the Plan are paid by the Company, unless paid by the Plan. Qualified Domestic Relations Order fees and certain other transaction fees are paid by the members, not the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in the Company’s common stock, self-directed brokerage accounts, registered investment companies (mutual funds), and investment in common/collective trusts. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. During the year ended December 31, 2008, net depreciation in fair value of investments totaled $17,565,952 due to a significant amount of market volatility that was, in part, a result of a general decline in global economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and members account balances.

Investment Valuation and Income Recognition

Investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan has one fund that is a common collective trust fund, the Schwab Stable Value Fund. This fund invests primarily in synthetic guaranteed investment contracts (“synthetic GICs”). The contracts held by the fund are considered to be fully benefit responsive investment contracts as defined in Financial Accounting Standards Board (“FASB”) Staff Position, AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans”. Participants may direct the withdrawal or transfer of all or a portion of their investment contract at contract value. Contract value represents contributions made to the fund, plus accrued interest, less participant withdrawals. Certain employer-initiated events limit the ability of the Plan to transact at contract value with the issuer. Such events include layoffs, early retirement windows, sales of a division, division closure, and Plan termination. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to continue to transact at contract value with members, is probable.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

A synthetic GIC consists of two components: 1) a portfolio of bonds and other assets that are owned by the fund, and 2) wrap contracts. The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected in the net assets of the fund as part of the fair value, but rather are amortized over the duration of the underlying assets, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments). The wrap contracts’ adjustments to the interest crediting rates of the Schwab Stable Value Fund are typically reset on a monthly or quarterly basis. There are no reserves against contract value for credit risk of a contract issuer or otherwise.

The following table summarizes the average yield of the investments in the Schwab Stable Value Fund:

Average Yields	2008	2007
Based on actual earnings	5.25%	4.45%
Based on interest rate credited to members	3.72%	4.27%

The accompanying financial statements present the fully benefit responsive investment contracts at contract value; refer to Note 8 for reconciliation to fair value as required by Form 5500.

Investment Options and Restrictions

All of the funds contributed are held by the Plan’s Trust and are invested by the Trustee in investment funds in accordance with each member’s instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time, the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

During 2008, the following funds were added to the Plan: Loomis Sayles Small Cap Value, Schwab Managed Retirement Trust Fund 2050 Class I and Schwab Managed Retirement Trust Fund Income Class I.

Third Avenue Value Fund charges a 1% contingent redemption fee if shares of the fund are sold prior to the expiration of a 60-day holding period. PIMCO Total Return Fund charges a 2% contingent redemption fee if shares of the fund are sold prior to the expiration of a 7-day holding period.

American Funds Growth Fund of America R3 (“American Fund”) imposes restrictions on members that transfer $5,000 or more out of an American Fund on any one day. Those members will be blocked from making transfers into that same fund for 30 calendar days following the transfer. There are no restrictions on the overall number of transfers out of an American Fund. However, each transaction that results in a transfer of $5,000 or more out of an American Fund on any one day will start a new 30 day waiting period during which no new transfers into the fund can occur.

Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement No. 157, “Fair Value Measurements.” See Note 3 for further information.

Related Party Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by an affiliate of the Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Hudson Highland Group stock fund and member loans are also assets that qualify as party-in-interest transactions. The Plan’s investment in the Hudson Highland Group stock fund was $1,194,123 and $2,473,407 as of December 31, 2008 and 2007, respectively.

Benefits

Benefits are recorded when paid.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS

FASB Statement No. 157, “Fair Value Measurements,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•       quoted prices for similar assets or liabilities in active markets;

•       quoted prices for identical or similar assets or liabilities in inactive markets;

•       inputs other than quoted prices that are observable for the asset or liability;

•       inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds:	Valued at the Net Asset Value (NAV) of shares held by the plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Common/Collective trusts:	Valued at the NAV per unit as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Hudson Highland Group stock fund:	Valued at the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The Hudson Highland Group Stock Fund invests in the common stock of Hudson Highland Group, Inc. (approximately 95%-97%) with the remaining balance invested in money market instruments.

Common Stocks and U.S. government securities:	Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$24,724,600	$—	$—	$24,724,600
Common/collective trusts	—	9,778,068	—	9,778,068
Common stocks	589,928	—	—	589,928
Hudson Highland Group stock fund	1,194,123			1,194,123
U.S. Government Securities	189,997	—	—	189,997

Total assets at fair value	$26,698,648	$9,778,068	$—	$36,476,716

NOTE 4. TAX STATUS

In February 2008, the Plan received its most recent favorable tax determination letter from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5. TRUSTEE AND RECORDKEEPER

The funds of the Plan are maintained under a Trust with the Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The recordkeeper of the Plan is Charles Schwab Retirement Plan Services. The duties of the recordkeeper include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to Plan members and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The recordkeeper is also responsible for the maintenance of the individual member records and to render statements to the members as to their interest in the Plan.

NOTE 6. AMOUNTS DUE TO MEMBERS AND AMOUNTS DUE FROM EMPLOYER

In order to ensure favorable tax treatment of member accounts, the Plan may not exceed certain maximums for employee elective contributions and employer-matching contributions of highly compensated employees as defined in the Code. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if the Code requirements are not met. No such amounts were due as of December 31, 2008 or 2007.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7. INVESTMENTS

The following investments represent 5% or more (in either 2008 or 2007) of the net assets available for benefits.

	December 31,
	2008	2007
Schwab Stable Value Fund	$8,078,340	$9,839,553
Thornburg International Value I Fund	$4,562,179	$10,489,191
Growth Fund of America R3	$3,303,571	$6,068,789
Schwab S&P 500 Index Investment Fund	$3,238,173	$7,350,278
Oakmark Equity Income Fund	$2,899,393	$4,583,829
PIMCO Total Return Fund Class D	$2,845,088	$3,108,390
Third Avenue Value Fund	$2,803,967	$7,837,944
American Beacon Large Cap Value Fund	$2,040,559	$4,143,243

The Plan’s investments (including gains and losses on investments bought and sold, as well as unrealized appreciation and depreciation on investments held at year end) depreciated in value by $17,565,952 during 2008 as follows:

	Realized	Unrealized
Mutual funds	$(2,536,812)	$(12,429,063)
Common/collective trusts	(175,232)	(388,544)
Common stocks	(98,894)	(547,284)
Hudson Highland Group stock fund	121,217	(1,511,340)

Net depreciation in fair value of investments	$(2,689,721)	$(14,876,231)

NOTE 8. FORM 5500 RECONCILIATION

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

Net assets available for benefits per the financial statements	$38,707,055
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	(392,185)

Net assets available for benefits per the Form 5500	$38,314,870

Net decrease in net assets available for benefits per the financial statements	$(29,957,779)
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	(392,185)

Net decrease in net assets available for benefits per Form 5500	$(30,349,964)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive contracts represents a reconciling item. See note 2 for further information.

NOTE 9. SUBSEQUENT EVENTS

Effective January 1, 2009, the Company adopted a prototype plan prepared by Charles Schwab. The Hudson Highland Group, Inc. 401(k) Plan Adoption Agreement will be submitted to the IRS for a favorable tax determination letter prior to 2010. The new prototype plan allows eligible employees to participate in the Plan as soon as administratively possible following their date of hire. In addition, members are eligible to receive in-service distributions from all their accounts under the Plan on or after attaining age 59 1/2.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2008

	EIN: 59-3547281	Plan 001

(a)	(b) Identity of issuer or similar party	( c ) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Thornburg International Value I Fund	234,680 shares	**	$4,562,179
	Third Avenue Value Fund	85,331 shares	**	2,803,967
*	Schwab S&P 500 Index Investment Fund	233,130 shares	**	3,238,173
	Growth Fund of America R3	163,543 shares	**	3,303,571
	Oakmark Equity Income Fund	134,480 shares	**	2,899,393
	American Beacon Large Cap Value Fund	155,649 shares	**	2,040,559
	PIMCO Total Return Fund Class D	280,581 shares	**	2,845,088
	Ranier Small/Mid Cap Equity Fund	64,551 shares	**	1,300,697
	Loomis Saules Small Cap Value Fund	12,412 shares	**	205,293
*	Schwab Stable Value Fund	467,760 shares	**	8,078,340
*	Schwab Managed Retirement 2030	39,806 shares	**	488,021
*	Schwab Managed Retirement 2040	43,353 shares	**	524,140
*	Schwab Managed Retirement 2050	2,577 shares	**	15,977
*	Schwab Managed Retirement Inc	219 shares	**	2,212
*	Schwab Managed Retirement 2020	34,583 shares	**	421,916
*	Schwab Managed Retirement 2010	20,251 shares	**	247,462
*	Hudson Highland Group Stock Fund	$40,723 of cash and 345,058 shares	**	1,194,123
	Self-Directed Brokerage Accounts	Various	**	2,305,605

	Investments, at fair value			36,476,716
*	Member Loans	Interest rates ranging from 4.00% to 9.00%, maturing over 5 years	—	525,619

	Total			$37,002,335

*	A party-in-interest as defined by ERISA.
**	Cost information is not required to be disclosed for member directed transactions under an individual account plan.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Highland Group, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Highland Group, Inc. 401(k) Savings Plan
(Name of Plan)

By: /s/ Margaretta R. Noonan
Margaretta R. Noonan
Senior Human Resources Officer
Hudson Highland Group, Inc.

Date: June 24, 2009

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm